Exhibit 99.1

21 February 2018

Motif Bio plc

(“Motif Bio” or the “Company”)

Motif Bio to Present Iclaprim Data at ECCMID 2018

•                  Phase 3 trial results for REVIVE-2 in patients with ABSSSI

•                  Potential cost savings opportunities with iclaprim versus vancomycin

•                  Iclaprim in vitro susceptibility data

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces that three iclaprim abstracts have been accepted for presentation at the upcoming 28th European Congress of Clinical Microbiology and Infectious Diseases (ECCMID 2018) to be held in Madrid, Spain, April 21-24, 2018.

ECCMID brings together leading experts in the infectious diseases, infection control and clinical microbiology sector to present and discuss the latest results. It is an important arena to showcase Motif Bio’s iclaprim data.

The title and description of each poster and presentation times are noted below:

1.              A phase-3, randomized, double-blind, multicentre study to evaluate the safety and efficacy of intravenous iclaprim versus vancomycin in the treatment of acute bacterial skin and skin structure infections suspected or confirmed to be due to Gram-positive bacteria.

Abstract:  286

Session type:  Mini oral flash session

Session: Snapshot on pre-registration clinical trials

Date and Time: April 22, 2018, 11:30 AM-12:30 PM

2.              Potential cost savings opportunities with targeted iclaprim (ICL) compared to vancomycin (VAN) among hospitalized patients with acute bacterial skin and skin structure infectious due to potential avoidance of VAN-associated acute kidney injury

Abstract:  1290

Session type:  Paper poster

Session:  Clinical trial experience - new antibacterial agents

Date and Time:  April 21, 2018, 3:30-4:30 PM

3.              Surveillance of iclaprim activity: in vitro susceptibility of Staphylococcus aureus resistant to clindamycin/tetracycline and beta-haemolytic streptococci resistant to macrolides/ tetracyclines in skin and skin-structure pathogens collected during 2015-2016

Abstract:  204

Session type:  Paper poster

Session name:  Resistance in various Gram-positives

Date and time:  April 23, 2018, 1:30-2:30 PM

Additionally, an abstract on results from a study amongst Veteran’s Affairs patients related to vancomycin-

associated acute kidney injury in patients hospitalised with ABSSSI will be presented by Tom Lodise, Ph.D., PharmD and colleagues, Albany College of Pharmacy and Health Sciences:

4.              Frequency of vancomycin-associated acute kidney injury and healthcare utilization among Veterans’ Affairs patients with skin and skin structure infections

Abstract: 1287

Session type:  ePoster viewing

Session:  Various bacterial infections

Date and Time: April 21-24, 2018, 8:45 AM-3:30 PM

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780 / motifbio@walbrookpr.com
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+1 (646)378-2963
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310
+1 (212)845-4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of ABSSSI, one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike current standard of care antibiotics, in clinical trials to date, nephrotoxicity has not been observed with iclaprim and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics.  Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.